Exhibit 99.1

Leju Reports Fourth Quarter and Full Year 2017 Results

BEIJING, March 19, 2018 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter and full year ended December 31, 2017.

Fourth Quarter 2017 Financial Highlights

•                      Total revenues increased by 1% year-on-year to $106.4 million.

•                      Revenues from e-commerce services was $71.2 million, a slight increase from $70.9 million for the same quarter of 2016.

•                      Revenues from online advertising services increased by 16% year-on-year to $32.7 million.

•                      Revenues from listing services decreased by 58% year-on-year to $2.4 million.

•                      Loss from operations was $25.4 million, a 34% decrease from $38.2 million for the same quarter of 2016. Non-GAAP1 loss from operations was $21.7 million, a 35% decrease from $33.7 million for the same quarter of 2016.

•                      Net loss attributable to Leju shareholders was $22.3 million, or $0.16 per diluted American depositary share (“ADS”), a decrease of 12% from $25.5 million, or $0.19 per diluted ADS, for the same quarter of 2016. Non-GAAP net loss attributable to Leju shareholders was $19.2 million, or $0.14 per diluted ADS, a decrease of 16% from $22.9 million, or $0.17 per diluted ADS, for the same quarter of 2016.

Full Year 2017 Financial Highlights

•                      Total revenues decreased by 35% year-on-year to $362.5 million.

•                      Revenues from e-commerce services decreased by 44% year-on-year to $234.8 million.

•                      Revenues from online advertising services decreased by 4% year-on-year to $113.2 million.

•                      Revenues from listing services decreased by 36% year-on-year to $14.5 million.

•                      Loss from operations was $183.9 million, including goodwill impairment charge of $41.2 million, compared to $15.2 million for 2016. Non-GAAP loss from operations was $125.9 million, compared to non-GAAP income from operations of $9.0 million for 2016.

•                      Net loss attributable to Leju shareholders was $160.9 million, including goodwill impairment charge of $41.2 million, or $1.19 per diluted American depositary share (“ADS”), compared to $9.8 million, or $0.07 per diluted ADS for 2016. Non-GAAP net loss attributable to Leju shareholders was $105.0 million, or $0.77 per diluted ADS, compared to non-GAAP net income attributable to Leju shareholders of $10.1 million, or $0.07 per diluted ADS for 2016.

“In the fourth quarter, the overall operating environment did not improve under the continued tightening policies imposed by the government,” said Mr. Geoffrey He, Leju’s Chief Executive Officer. “Throughout 2017, a series of real estate regulatory measures such as price ceilings and restrictive policies on home purchases and mortgages were carried out in major cities where we operate. Marketing demand from developers was significantly reduced, and our e-commerce business, which is based on discount coupons, was severely and negatively impacted. Our online advertising sector, however, benefited from the development of our targeted advertising products and achieved a stable performance.”

1  Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and goodwill impairment . See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

“Looking forward to 2018, we believe that the restrictive measures will persist. Against this backdrop, we have formulated our new strategy of “New Media, New Ecosystem, and New E-commerce”, aiming to further enhance our media influence and content productivity, and provide accurate and targeted advertising services by leveraging our big data capability. Meanwhile, we have extended our existing e-commerce model by offering coupon services related to a developer’s brand rather than a single project, thus expanding the scope of our e-commerce services. In addition, we will continue streamlining our cost structure to improve our bottom line.”

Fourth Quarter 2017 Results

Total revenues were $106.4 million, an increase of 1% from $104.9 million for the same quarter of 2016.

Revenues from e-commerce services were $71.2 million, a slight increase from $70.9 million for the same quarter of 2016.

Revenues from online advertising services were $32.7 million, an increase of 16% from $28.2 million for the same quarter of 2016, primarily due to an increase in property developers’ demand for online advertising.

Revenues from listing services were $2.4 million, a decrease of 58% from $5.8 million for the same quarter of 2016, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $19.6 million, an increase of 40% from $14.0 million for the same quarter of 2016, primarily due to increased cost of advertising resources purchased, partially offset by decreased staffing cost as a result of headcount change.

Selling, general and administrative expenses were $112.3 million, a decrease of 15% from $131.4 million for the same quarter of 2016, primarily due to decreased marketing expenses related to the Company’s e-commerce business, and decreased salary as a result of headcount change.

Loss from operations was $25.4 million, compared to $38.2 million for the same quarter of 2016. Non-GAAP loss from operations was $21.7 million, compared to $33.7 million for the same quarter of 2016.

Net loss was $22.5 million, compared to 26.4 million for the same quarter of 2016. Non-GAAP net loss was $19.4 million, compared to $23.8 million for the same quarter of 2016.

Net loss attributable to Leju shareholders was $22.3 million, or $0.16 per diluted ADS, compared to $25.5 million, or $0.19 per diluted ADS, for the same quarter of 2016. Non-GAAP net loss attributable to Leju shareholders was $19.2 million, or $0.14 per diluted ADS, compared to $22.9 million, or $0.17 per diluted ADS, for the same quarter of 2016.

Full Year 2017 Results

Total revenues were $362.5 million, a decrease of 35% from $559.5 million for 2016 as a result of restrictions implemented by local governments.

Revenues from e-commerce services were $234.8 million, a decrease of 44% from $419.0 million for 2016, primarily due to decreases in both the number of discount coupons redeemed and in the average price per discount coupon.

Revenues from online advertising services were $113.2 million, a decrease of 4% from $118.0 million for 2016, primarily due to a decrease in property developers’ demand for online advertising.

Revenues from listing services were $14.5 million, a decrease of 36% from $22.5 million for 2016, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $74.1 million, an increase of 29% from $57.5 million for 2016, primarily due to increased cost of advertising resources purchased, partially offset by decreased staffing cost as a result of headcount change.

Selling, general and administrative expenses were $434.3 million, a decrease of 17% from $521.8 million for 2016, primarily due to decreased marketing expenses related to the Company’s e-commerce business, decreased commission expenses in line with the decrease of revenues and decreased salary as a result of headcount change.

Goodwill impairment charge was $41.2 million. Since changes in market environment continued to have a negative impact on the Company’s operating conditions and business outlook, an impairment loss of goodwill of $41.2 million was recognized based on the impairment assessment review.

Loss from operations was $183.9 million, compared to $15.2 million for 2016. Non-GAAP loss from operations was $125.9 million, compared to non-GAAP income from operations of $9.0 million for 2016.

Net loss was $162.0 million, compared to 11.6 million for 2016. Non-GAAP net loss was $106.1 million, compared to non-GAAP net income of $8.4 million for 2016.

Net loss attributable to Leju shareholders was $160.9 million, or $1.19 per diluted ADS, compared to $9.8 million, or $0.07 per diluted ADS for 2016. Non-GAAP net loss attributable to Leju shareholders was $105.0 million, or $0.77 per diluted ADS, compared to non-GAAP net income attributable to Leju shareholders of $10.1 million, or $0.07 per diluted ADS for 2016.

Cash Flow

As of December 31, 2017, the Company’s cash and cash equivalents balance was $151.0 million.

Fourth quarter 2017 net cash used in operating activities was $57.6 million, mainly attributable to non-GAAP net loss of $19.4 million, an increase of $7.4 million in accounts receivable, a decrease in other current liabilities of $24.9 million, and a decrease in advance from customers and deferred revenue of $4.7 million.

Business Outlook

The Company estimates that its total revenues for the first quarter of 2018 will be approximately $75 million to $77 million, which would represent an increase of approximately 10% to 13% from $68.3 million for the same quarter in 2017. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Management Changes

The Company also announced that Ms. Qiong Zuo has been appointed as Chief Operating Officer of the Company while Mr. Keyi Chen, former Chief Operating Officer of the Company, has been appointed as Leju’s Chief Strategy Officer. Before joining Leju, Ms. Zuo was chief executive officer of the Innovation and Research Center of E-House (China) Holdings Limited,  Leju’s major shareholder. Prior to that, she was a vice president of human resources of Rastar Group (A share symbol: 300043), a leading culture and entertainment company in China, and deputy general manager of southern China branch in SINA.com, a leading Internet portal in China.

“Ms. Zuo brings us rich experiences in online technology, operations and cost control,” said Mr. Geoffrey He. “We are pleased that she has agreed to take on these responsibilities at Leju and I expect to work closely with her to further optimize our operations and management across all business lines.”

Conference Call Information

Leju’s management will host an earnings conference call on March 19, 2018 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Mainland China:	+400-620-8038

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until March 27, 2018:

U.S./International:	+1-855-452-5696
Hong Kong:	+ 800-963-117
Mainland China:	+ 400-632-2162

Passcode:          4688545

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 370 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s principal shareholding interest in Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and goodwill impairment. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and goodwill impairment which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	December 31,
	2016	2017
ASSETS
Current assets
Cash and cash equivalents	274,338	150,968
Restricted cash	—	337
Accounts receivable, net	71,390	80,606
Marketable securities	2,181	3,077
Prepaid expenses and other current assets	12,756	9,945
Customer deposits	39,702	35,823
Amounts due from related parties	6,019	4,077
Total current assets	406,386	284,833
Property and equipment, net	7,923	14,240
Intangible assets, net	78,374	70,631
Investment in affiliates	409	146
Goodwill	39,018	—
Deferred tax assets	41,698	67,084
Other non-current assets	2,059	2,010
Total assets	575,867	438,944

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,574	2,950
Accrued payroll and welfare expenses	41,728	37,082
Income tax payable	66,148	63,380
Other tax payable	16,678	11,654
Amounts due to related parties	1,581	3,093
Advance from customers and deferred revenue	5,058	10,565
Accrued marketing and advertising expenses	9,355	18,852
Other current liabilities	8,516	16,315
Total current liabilities	150,638	163,891
Deferred tax liabilities	18,869	18,016
Total liabilities	169,507	181,907
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,503,958 and 135,763,962 shares issued and outstanding, as of December 31, 2016 and December 31, 2017, respectively	136	136
Additional paid-in capital	785,019	788,589
Accumulated deficit	(354,365)	(515,344)
Accumulated other comprehensive income	(22,321)	(13,078)
Total Leju equity	408,469	260,303
Non-controlling interests	(2,109)	(3,266)
Total equity	406,360	257,037
TOTAL LIABILITIES AND EQUITY	575,867	438,944

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2016	2017	2016	2017

Revenues
E-commerce	70,872	71,217	419,024	234,836
Online advertising services	28,180	32,719	117,949	113,235
Listing services	5,846	2,432	22,538	14,461
Total revenues	104,898	106,368	559,511	362,532
Cost of revenues	(14,027)	(19,617)	(57,492)	(74,054)
Selling, general and administrative expenses	(131,418)	(112,293)	(521,797)	(434,276)
Goodwill impairment charge	—	—	—	(41,223)
Other operating income	2,313	171	4,587	3,072
Loss from operations	(38,234)	(25,371)	(15,191)	(183,949)
Investment income (loss)	3	—	(186)	—
Interest income	388	326	1,313	1,314
Other income, net	57	1,103	620	480
Loss before taxes and equity in affiliates	(37,786)	(23,942)	(13,444)	(182,155)
Income tax benefits	11,410	1,510	2,068	20,328
Loss before equity in affiliates	(26,376)	(22,432)	(11,376)	(161,827)
Loss from equity in affiliates	(9)	(28)	(225)	(216)
Net loss	(26,385)	(22,460)	(11,601)	(162,043)
Less: net loss attributable to non-controlling interests	(933)	(158)	(1,812)	(1,142)
Net loss attributable to Leju shareholders	(25,452)	(22,302)	(9,789)	(160,901)

Loss per share:
Basic	(0.19)	(0.16)	(0.07)	(1.19)
Diluted	(0.19)	(0.16)	(0.07)	(1.19)
Shares used in computation:
Basic	135,367,001	135,763,962	135,220,210	135,708,350
Diluted	135,367,001	135,763,962	135,220,210	135,708,350

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.5342 on December 31, 2017 and USD1 = RMB6.7296 for the year ended December 31, 2017

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Year ended
	December 31,		December 31,
	2016	2017	2016	2017

Net loss	(26,385)	(22,460)	(11,601)	(162,043)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	(11,234)	3,516	(16,761)	9,137
Comprehensive loss	(37,619)	(18,944)	(28,362)	(152,906)

Less: Comprehensive loss attributable to non-controlling interest	(896)	(187)	(1,771)	(1,249)
Comprehensive loss attributable to Leju shareholders	(36,723)	(18,757)	(26,591)	(151,657)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Year ended
	December 31,		December 31,
	2016	2017	2016	2017

GAAP loss from operations	(38,234)	(25,371)	(15,191)	(183,949)
Share-based compensation expense	1,483	151	11,910	3,525
Amortization of intangible assets resulting from business acquisitions	3,079	3,485	12,329	13,333
Goodwill impairment	—	—	—	41,223
Non-GAAP income (loss) from operations	(33,672)	(21,735)	9,048	(125,868)

GAAP net loss	(26,385)	(22,460)	(11,601)	(162,043)
Share-based compensation expense (net of tax)	1,483	151	11,910	3,525
Amortization of intangible assets resulting from business acquisitions (net of tax)	1,120	2,911	8,057	11,189
Goodwill impairment (net of tax)	—	—	—	41,223
Non-GAAP net income (loss)	(23,782)	(19,398)	8,366	(106,106)

Net loss attributable to Leju Shareholder	(25,452)	(22,302)	(9,789)	(160,901)
Share-based compensation expense (net of tax and non-controlling interests)	1,475	142	11,877	3,491
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	1,120	2,911	8,057	11,189
Goodwill impairment (net of tax and non-controlling interests)	—	—	—	41,223
Non-GAAP net income (loss) attributable to Leju shareholders	(22,857)	(19,249)	10,145	(104,998)

GAAP net loss per ADS — basic/diluted	(0.19)	(0.16)	(0.07)	(1.19)

Non-GAAP net income (loss) per ADS — basic	(0.17)	(0.14)	0.08	(0.77)

Non-GAAP net income (loss) per ADS — diluted	(0.17)	(0.14)	0.07	(0.77)

Shares used in calculating basic GAAP/non-GAAP net income (loss) attributable to shareholders per ADS	135,367,001	135,763,962	135,220,210	135,708,350

Shares used in calculating diluted GAAP net loss attributable to shareholders per ADS	135,367,001	135,763,962	135,220,210	135,708,350

Shares used in calculating diluted non-GAAP net income (loss) attributable to shareholders per ADS	135,367,001	135,763,962	135,349,212	135,708,350

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2016	2017	2016	2017

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	59,047	47,419	326,874	246,318
Number of discount coupons redeemed (number of transactions)	37,678	31,046	175,505	113,420